SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 9)

                      ADDINGTON RESOURCES, INC.
                          (Name of Issuer)


                    COMMON STOCK, $1.00 PAR VALUE
                    (Title of Class of Securities)


                               006516 108
                             (CUSIP Number)

                            Robert Addington
                         1500 North Big Run Road
                         Ashland, Kentucky 41102
                              (606) 928-3433
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)



                             August 4, 1995
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

     Check the following box if a fee is being paid with this
statement. /   /

                         CUSIP NO. - 006516 10 8

(1)  Name of reporting person. . . . . . .   Robert Addington

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . .   (a)
                                             (b) X

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .     00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:<F1>

     (7)  Sole voting power. . . . . . . .   1,320,000 <F2>
     (8)  Shared voting power. . . . . . .     0
     (9)  Sole dispositive power . . . . .   1,320,000 <F2>
     (10) Shared dispositive power . . . .     0

(11) Aggregate amount beneficially
     owned by each reporting person . . . .  1,320,000 <F1><F2>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .           X<F1>

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . . 8.3% <F1>

(14) Type of reporting person  . . . . . . . IN

<F1>  The number of shares beneficially owned by the reporting person individually. Does not include shares beneficially owned by Larry Addington and Bruce Addington, who, together with the reporting person, may be deemed to be members of a group. See the responses to Items 3, 4, 5 and 6 of this statement. Larry Addington and Bruce Addington beneficially own 5,314,327 shares (33.4%), and Larry Addington, Bruce Addington and the reporting person together own 6,634,327 shares (41.7%) in the aggregate.

<F2>  See  responses  to  Items  4,  5  and  6  concerning a Stock Purchase
Agreement, dated August 4, 1995, that contains an agreement to sell shares and restrictions on voting and dispositive power.

     Reference is hereby made to that certain Schedule 13D dated
January 29, 1988, as amended, (the "Schedule"), filed by Robert
Addington with respect to the common stock, $1.00 par value (the
"Common Stock"), of Addington Resources, Inc., a Delaware
corporation (the "Issuer"). The purpose of this amendment is to amend and restate, in their entirety, Items 2, 4, 5, 6 and 7 of the Schedule, to reflect pledges of additional shares by Bruce Addington, changes in the composition of the board of directors of the Issuer, the sale of shares, and proposed sale of shares, of Common Stock by Larry Addington, Robert Addington and Bruce Addington, and agreements reached by them and HPB Associates, L.P. with respect to, among other things, their voting and future disposition of shares of Common Stock. Items 2, 4, 5, 6 and 7 are amended and restated as follows.

     Item 1.   Security and Issuer.

     Not amended.

     Item 2.   Identity and Background.

          (a) The person filing this statement is Robert Addington. This statement describes relationships among Robert Addington, Larry Addington, and Bruce Addington (collectively, the "Addington Brothers") which may give rise to their status as a group. The existence of a group is not affirmed.

          (b) The business address of the each of the Addington Brothers is: Addington Resources, Inc., 1500 North Big Run Road, Ashland, Kentucky 41102.

          (c)(i) Robert Addington's Principal Occupation: Vice President Operations and Engineering of the Issuer.

             (ii) Larry Addington's Principal Occupation: Chief Executive Officer and Director of Issuer.

             (iii) Bruce Addington's Principal Occupation: Vice President-Operations and Director of the Issuer.

          (d) During the last five years, none of the Addington Brothers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Addington Brothers have been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the Addington Brothers is a United States citizen.

     Item 3.   Sources and Amount of Funds or Other Consideration.

     Not amended.

     Item 4.  Purpose of Transaction.

     The June 23, 1987, reorganization discussed in response to
Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

     On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off the Issuer's environmental and non-environmental businesses, with the effect that the non-environmental businesses (consisting of the Issuer's coal and gold mining operations, its mining equipment manufacturing and licensing unit, citrus operations and smaller operations) would be spun-off to the Addington Brothers and the Issuer's environmental businesses would be spun-off to, or retained by, the Issuer's shareholders, other than the Addington
Brothers. Following negotiations with a special committee of the board of directors of the Issuer, the Addington Brothers, on July 11, 1995, withdrew the spin-off proposal.

     On August 4, 1995, the Addington Brothers entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with HPB Associates, L.P. ("HPB"), pursuant to which the Addington Brothers agreed, among other things, to sell an aggregate of 2,000,000 shares of Common Stock to HPB at a price of $9.00 per share, subject to a price adjustment; to cause the eight member board of directors of the Issuer to consist of four persons acceptable to HPB, with Howard P. Berkowitz, an affiliate of HPB, appointed Chairman of the Board, and to appoint an additional member to the board of directors acceptable to HPB upon the filing with the Securities and Exchange Commission and dissemination to shareholders of the Issuer of the information required by Rule 14f-1 of Regulation 14A promulgated under the Securities Exchange Act of 1934; to not seek to increase their representation on the board of directors of the Issuer to more than three persons (it being agreed that Robert Addington and Bruce Addington would not stand for re-election to the board), and to vote their shares in favor of management's slate of nominees in all elections of directors during the term of the Stock Purchase Agreement so long as the management slate includes three designees of the Addington Brothers (subject to adjustment if the size of the board is increased or if the Addington Brothers dispose of specified numbers of shares of Common Stock); and to not otherwise dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. The Stock Purchase Agreement will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof. A copy of the Stock Purchase Agreement is attached as Exhibit 17 and is incorporated herein by reference.

     On August 4, 1995, the board of directors of the Issuer adopted a resolution approving HPB's proposed purchase of shares of Common Stock pursuant to the Stock Purchase Agreement, for purposes of Section 203 of the General Corporation Law of the State of Delaware; Robert Addington resigned as a director of the Issuer, and Howard P. Berkowitz, Richard Ravitch, James Grosfeld and Harold Blumenstein were added as directors of the Issuer; Larry Addington resigned as Chairman of the Board and Howard Berkowitz was appointed Chairman of the Board of the Issuer; and the Initial Closing (as defined in the Stock Purchase Agreement) was held. See the response to Item 5 concerning the number of shares of Common Stock sold by the Addington Brothers at the Initial Closing. The closing of the sale of the remaining shares of Common Stock to be sold by the Addington Brothers under the Stock Purchase Agreement is subject to, among other things, the filing of the notice required and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     To the knowledge of the reporting person, as of August 4, 1995, the Addington Brothers and HPB owned in the aggregate 8,166,615 shares (51.3%) of the outstanding shares of Common Stock and, by virtue of the agreements contained in Sections 6.02 and 6.03 of the Stock Purchase Agreement, will represent sufficient voting power to assure the election of management's slate of nominees in the election of directors of the Issuer.

     Each of the Addington Brothers is presently an executive officer and/or director of the Issuer and in these capacities has the ability to influence the Issuer's activities and pursue strategic opportunities
available  to  the  Issuer.   Larry  Addington  is interested in purchasing
assets of the Issuer not used in its environmental businesses and might pursue such purchases to the extent such assets are offered for sale.
By letter dated August 4, 1995, a copy of which is attached as
Exhibit 18 to this Schedule and incorporated herein by reference, the Addington Brothers granted the Issuer and its subsidiaries the right, exercisable on or before September 29, 1995, to either (i) transfer all of their right, title and interest in and to the Tennessee Mining Company, Inc. (which at such time shall own the Tennessee coal properties currently owned by it plus the contract with Tennessee Valley Authority (the "TVA")) to the Addington
Brothers or (ii) to assign to a corporation formed by the Addington Brothers (and such corporation shall assume the liabilities with respect to) the Tennessee coal properties and the TVA contract.
The consideration for such transfer or assignment would consist of the payment to the Issuer, by Tennessee Mining Company, Inc. or the corporation formed by the Addington Brothers, of $1.00 for each ton of coal delivered to the TVA under the TVA contract; provided that the maximum royalty payable to the Issuer shall not exceed $12 million.

     Except as stated above, neither Robert Addington nor, to the best of his knowledge, Larry Addington nor Bruce Addington, has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. Robert Addington may formulate plans or proposals with respect to one or more of the foregoing in the future.

     Item 5.   Interest in Securities of the Issuer.

     (a), (b) The following table shows the beneficial ownership of shares of the Issuer's Common Stock by each of the Addington Brothers as of the close of business on August 4, 1995. Each of the Addington Brothers has sole voting and dispositive power over the shares beneficially owned by him subject to the terms and conditions of the Stock Purchase Agreement, dated August 4, 1995, between HPB and the Addington Brothers, a copy of which is attached as Exhibit 17 to this Schedule and is incorporated herein by reference. See the response to Item 6 concerning security interests granted in certain of the shares and Items 4 and 6 concerning the restrictions on voting and dispositive power contained in the Stock Purchase Agreement.

     Name               Number (and %) of shares of Common Stock
     Robert Addington    1,320,000 shares  (8.3%) <F1>
     Larry Addington     3,913,324 shares (24.6%) <F2>
     Bruce Addington     1,401,003 SHARES  (8.8%) <F3>
          TOTAL          6,634,327 shares (41.7%)
<F1>Of which 300,000 shares (1.9% of those outstanding) are
    to be sold to HPB subject to the terms and conditions of
    the Stock Purchase Agreement.
<F2>Of which 800,000 shares (5% of those outstanding) are
    to be sold to HPB subject to the terms and conditions of
    the Stock Purchase Agreement.
<F3>Of which 322,997 shares (2% of those outstanding) are
    to be sold to HPB subject to the terms and conditions of
    the Stock Purchase Agreement.

     (c) On August 4, 1995, the Addington Brothers sold an aggregate of 577,003 shares of Common Stock to HPB in a privately negotiated transaction pursuant to the Stock Purchase Agreement, at a price per share of $9.00 cash, subject to adjustment. Pursuant to Section 1.02(d) of the Stock Purchase Agreement, the purchase price of shares sold will be increased by $1.00 per share to the extent that, during the term of the Stock Purchase Agreement, such shares are resold by HPB or its affiliates, general or limited partners at a price equal to or in excess of $25.00 per share. The number of shares of Common Stock sold by each of the Addington Brothers on August 4, 1995 were: Larry Addington, 200,000 shares; Robert Addington, 200,000 shares; and Bruce Addington, 177,003 shares.

          Otherwise,   none   of   the  Addington  Brothers  have  effected
transactions in the Issuer's Common Stock during the past sixty days or since the most recent filing of an amendment to this Schedule.

     (d) Pursuant to loans made to Robert Addington not in connection with the acquisition of the Common Stock, Robert Addington has pledged a total of 1,300,000 shares of Common Stock. The Addington Brothers have not pledged 5% or more of the Issuer's Common Stock to any one bank. See the response to Item 6 of this Schedule.

     Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     (i) The Stock Purchase Agreement, dated August 4, 1995, among the Addington Brothers and HPB contains agreements concerning the disposition of shares of Common Stock owned by the Addington Brothers and the voting of shares of Common Stock in the election of directors of the Issuer during the term of that agreement. The Stock Purchase Agreement is attached hereto as Exhibit 17 and is incorporated by reference herein.

     (ii) The following describes the currently outstanding pledges of shares by Robert Addington. Robert Addington has pledged 600,000 shares of Common Stock pursuant to a security agreement entered into with a bank on July 29, 1994; 400,000 shares of Common Stock pursuant to a security agreement entered into with a bank on August 19, 1993; 100,000 shares of Common Stock to a bank pursuant to a security agreement entered into on March 3, 1995; 100,000 shares of Common Stock to a bank pursuant to a security agreement entered into on November 17, 1993; and 100,000 shares of Common Stock to a broker on February 17, 1993. The shares are pledged to secure loans made to Robert Addington or his affiliates not in connection with the acquisition of the Common Stock.

     (iii) The following describes the currently outstanding pledges of shares by Bruce Addington. Bruce Addington pledged 200,000 shares of Common Stock to a bank to secure a loan by the bank to his brother Robert Addington entered into as of November 14, 1994; 200,000 shares of Common Stock to a bank to secure a loan, on September 23, 1994; 200,000 shares to a broker pursuant to a pledge agreement dated June 26, 1995; and 100,000 shares to a broker pursuant to a pledge agreement.

     (iv) The following describes the currently outstanding pledges of shares by Larry Addington. Larry Addington pledged 67,000 shares of Common Stock, on March 3, 1995, to a bank to secure a loan from the bank to his brother, Robert Addington; 33,000 shares of Common stock to a bank to secure a loan from a bank to his brother, Robert Addington, on November 23, 1994; and 100,000 shares of Common Stock to secure a loan entered into with a bank by his brother, Robert Addington, on May 19, 1994.

     Item 7.  Material to be filed as Exhibits.

          The following lists exhibits to this Schedule which have been previously filed:

     Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from Larry Addington, Robert Addington and Bruce Addington.

     Exhibit 2 -- Letter dated February 23, 1995, addressed to Larry Addington from The CIT Group/Capital Equipment Financing, Inc.

     Exhibit 3 -- Third Party Pledge Agreement, dated March 3, 1995, by Larry Addington and related agreement among Robert Addington, Larry Addington and Kentucky Bank and Trust of Greenup County

     Exhibit 4 -- Agreement, dated November 23, 1994, by Larry Addington pledging shares to Kentucky Farmers Bank

     Exhibit 7 -- Pledge and Hypothecation Agreement, dated November 14, 1994, between Bruce Addington and Commercial Bank of Grayson

     Exhibit 8 -- Stock Pledge, dated September 23, 1994, between Bruce Addington and Pikeville National Bank and Trust Company

     Exhibit 9 -- Promissory Note, dated July 29, 1994, of Robert Addington and related letter agreement between Robert Addington and Harris Trust and Savings Bank

     Exhibit 10 -- Security Agreement, dated August 19, 1993, between Robert Addington and National City Bank

     Exhibit 11 -- Security Agreement, dated March 3, 1995, between Robert Addington and Kentucky Bank & Trust

     Exhibit 13 -- Security Agreement and Third Party Pledge Agreement, each dated November 17, 1993, between Robert Addington and First National Bank of Grayson

     Exhibit 14 -- Pledge Agreement, dated February 17, 1993, between Robert Addington and Merrill Lynch

          The following lists the exhibits to this Schedule that are filed herewith:

     Exhibit 15 -- Pledge Agreement, dated June 26, 1995, between Bruce Addington and Prudential Securities

     Exhibit   16   --  Control,  Restricted,  or  Shelf  Registered   Loan
Application between Bruce Addington and Prudential Securities

     Exhibit 17 -- Stock Purchase Agreement, dated August 4, 1995, among HPB Associates, L.P. and Larry Addington, Robert Addington and Bruce Addington.

     Exhibit 18 -- Letter agreement, dated August 4, 1995, between Addington Resources, Inc. and Larry Addington, Robert Addington and Bruce Addington.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    /s/ Robert Addington
                    Robert Addington

                    Date:  August 9, 1995